UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
HireRight, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
433538 10 5
(CUSIP Number)

Kevin A. Rinker
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	433538 10 5

(1)	NAMES OF REPORTING PERSONS US Investigations Services, LLC I.R.S. Identification No. of above persons (entities only). 55-0809260

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF	0 shares

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,974,676*

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0 shares

WITH	(10)	SHARED DISPOSITIVE POWER

0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,974,676*

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

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(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.27%*

(14)	TYPE OF REPORTING PERSON

OO
* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of its rights under the Voting Agreements described herein. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of HireRight, Inc., a corporation organized under the laws of State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 5151 California Avenue, Irvine, CA 92617.
Item 2. Identity and Background
     This Statement is being filed by US Investigations Services, LLC (“USIS”), a Delaware limited liability company (and the officers, directors and control persons of USIS listed on Schedule I), hereinafter sometimes referred to as the “Reporting Person.” The address of the Reporting Person’s principal business and office is 7799 Leesburg Pike, Suite 1100 North, Falls Church, VA. 22043.
     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As described below under Item 4, the Shares to which this Statement relates have not been purchased by the Reporting Person, and thus no funds were used for that purpose. As an inducement for the Reporting Person to enter into the Merger Agreement described in Item 4, certain of the Issuer’s stockholders (the “Stockholders”) entered into a Voting Agreement, dated as of June 9, 2008 (the “Voting Agreement”) with USIS. USIS did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. The Voting Agreement is more fully described in Item 4 below.
Item 4. Purpose of Transaction
The Stockholders have entered into the Voting Agreement as an inducement for USIS to enter into the Merger Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.
Merger Agreement
     The Issuer, USIS and Hercules Acquisition Corp., a Delaware corporation and wholly owned subsidiary of USIS (“MergerSub”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 9, 2008, pursuant to which

MergerSub will merge with and into the Issuer (the “Merger”), with the Issuer remaining as the surviving corporation (the “Surviving Corporation”).
     Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $0.01 per share, of the Issuer (the “Shares”), other than Shares owned by USIS or MergerSub or any of their direct or indirect wholly owned subsidiaries, or by any direct or indirect wholly owned subsidiary of the Issuer, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, shall be canceled and shall be converted automatically into the right to receive $15.60 in cash, without interest.
     Pursuant to the Merger Agreement, the directors of MergerSub as of the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of the Issuer as of the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal..
     USIS expects that, upon completion of the Merger, the Common Stock will be delisted from the NASDAQ Global Market and subsequently will cease to be registered under the Exchange Act.
     The description of the Merger Agreement contained in this Statement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.
Voting Agreement
     In connection with the Merger Agreement, USIS entered into the Voting Agreement with the Stockholders. The Stockholders are directors and executive officers of the Issuer and certain other significant holders of the Common Stock. Pursuant to the Voting Agreement, the Stockholders have agreed to vote (or cause to be voted) all Shares owned by them (the “Subject Shares”) in favor of the Merger Agreement or any other transaction contemplated by the Merger Agreement (including, without limitation, the Merger) at any meeting of the stockholders of the Issuer called for such stockholder approval or other circumstance upon which such a vote, consent or other approval is sought, and granted USIS and its designees an irrevocable proxy to vote the Subject Shares in a manner consistent with the Voting Agreement. In addition, each Stockholder has agreed that at any meeting of stockholders of the Issuer or at any adjournment thereof or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder will vote (or cause to be voted) the Subject Shares of such Stockholder against (i) any other proposal for action or agreement that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, nullify, adversely affect or be in opposition to or in competition or inconsistent with the consummation of the transactions contemplated by the Merger Agreement and (ii) any Takeover Proposal (as defined in the Merger Agreement) or other transaction pursuant to which any person other than USIS or any of its affiliates would acquire all or substantially all of the Issuer’s assets or all or a majority of any class of the Issuer’s capital stock.
     Each Stockholder has also agreed, among other things, that such Stockholder will not, subject to certain exceptions, (i) directly or indirectly sell, sell short, transfer (including by gift or by merger, testamentary disposition, operation of law, interspousal disposition pursuant to a domestic relations proceeding or otherwise), pledge, encumber, assign or otherwise dispose of, whether by liquidation, dissolution, dividend, distribution or otherwise, any Subject Shares or the beneficial ownership thereof or any interest contained therein, or enter into any contract, option or other arrangement or understanding with respect to the foregoing, (ii) grant any proxies or power of attorney or enter into a voting agreement or other arrangement relating to the matters covered by the Voting Agreement, with respect to any Subject Shares or the beneficial ownership thereof other than this Agreement, or (iii) deposit any Subject Shares into a voting trust.
     In addition, each Stockholder has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries) take any action that would be prohibited by Section 5.3 of the Merger Agreement.
     The Voting Agreement provides that it will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) an agreement of USIS and any Stockholder to terminate this Agreement (but, in such event, only with respect to such Stockholder) and (iii) the consummation of the Merger contemplated by the Merger Agreement. The obligation of the Stockholders under the Voting Agreement to vote for the Merger is conditioned upon the Issuer not having terminated the Merger Agreement to pursue a Superior Proposal. In addition, the obligation of certain Stockholders holding approximately 16% of the outstanding shares is also conditioned upon the board of directors of the Issuer not having changed its recommendation with respect to the Merger as a result of an “Intervening Event”, as defined in the Merger Agreement.
     The description of the Voting Agreement contained in this Statement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.
     Except as set forth in this Statement, the Voting Agreement or the Merger Agreement, neither USIS nor, to the knowledge of USIS, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
     (a) Based on the representations of the Stockholders made in the Voting Agreement, USIS believes the aggregate number of Shares to which the Voting Agreement applies is 4,974,676. Based on the representations made by the Issuer in the Merger Agreement, USIS believes there are 11,498,022 Shares issued and outstanding. Accordingly, by reason of the rights granted to USIS under the Voting Agreement, USIS may be deemed to have beneficial ownership of 4,974,676 Shares, constituting approximately 43.27% of the Shares outstanding. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by USIS that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To the knowledge of USIS, no Shares are beneficially owned by any of the persons listed on Schedule A.
     (b) Pursuant to the Voting Agreement, USIS may be deemed to have shared power to vote 4,974,676 Shares.
     (c) Except for the Voting Agreement, the Merger Agreement and the transactions contemplated by those agreements, neither USIS nor, to the knowledge of USIS, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.
     (d) To the knowledge of USIS, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Stockholders.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in response to this Item 6, to the knowledge of USIS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name

99.1	Agreement and Plan of Merger, dated as of June 9, 2008, by and among US Investigations Services, LLC, Hercules Acquisition Corp. and HireRight, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 10, 2008).

99.2	Voting Agreement, dated as of June 9, 2008, by and among US Investigations Services, LLC and the stockholders named therein (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on June 10, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 12, 2008

US INVESTIGATIONS SERVICES, LLC
/s/ Randy E. Dobbs
By:	Randy E. Dobbs
Title:	Chief Executive Officer and President

[Signature Page to Schedule 13D]

Schedule I
Directors and Executive Officers of the Reporting Person
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons is set forth below. Each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is 7799 Leesburg Pike, Suite 1100 North, Falls Church, VA. 22043.

Directors	Title/Occupation

Thomas H. Collins	Admiral and Commandant, USCG (Ret.)
Michael D. McCurry	Partner, Public Strategies Washington, Inc.
Norman Y. Mineta	Vice Chairman, Hill & Knowlton, Inc.
Ronald A. Collins	Principal, Providence Equity Partners
Christopher C. Gunther	Principal, Providence Equity Partners
Michael K. Powell	Senior Advisor, Providence Equity Partners
Julie G. Richardson	Managing Director, Providence Equity Partners
Randy E. Dobbs	Chief Executive Officer and President, USIS

Executive Officers	Title

Randy E. Dobbs	Chief Executive Officer and President
David A. Kaminsky	Sr. Vice President, Chief Financial Officer, and Treasurer
William C. Mixon	Vice President
Keith R. Simmons	Vice President, General Counsel and Secretary
Philip T. Sweeney	Sr. Vice President, Business Development